Exhibit 99.5

TRIPLE FLAG PRECIOUS METALS CORP.
INVESTOR RIGHTS AGREEMENT AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of November 9, 2022 between Triple Flag Precious Metals Corp. (the “Company”), Triple Flag Mining Aggregator S.à r.l. (“Aggregator”) and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (“Co-Invest Luxco”).

RECITALS:

The Company, Triple Flag Mining Elliott and Management Co-Invest LP (“Co-Invest LP”) and Co-Invest Luxco entered into an investor rights agreement made as of May 26, 2021 (the “Investor Rights Agreement”) regarding the rights of Co-Invest LP and Co-Invest Luxco as shareholders of the Company.

On February 25, 2022, Aggregator became a shareholder of Triple Flag, and signed a joinder to the Investor Rights Agreement wherein it became party to, and subject to the rights and obligations under, the Investor Rights Agreement.

On May 26, 2022, the Co-Invest LP transferred its Common Shares to its limited partners, including Aggregator, and ceased to be a shareholder of the Company.

On November 9, 2022, Triple Flag and Maverix Metals Inc. (“Maverix”) entered into an arrangement agreement (the “Arrangement Agreement”) providing for a statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Triple Flag will acquire all of the issued and outstanding common shares of Maverix (the “Arrangement”). In connection with the Arrangement, the parties wish to amend the Investor Rights Agreement effective upon the closing of the Arrangement Agreement.

THEREFORE, the parties agree as follows:

1.	Definitions

Any capitalized terms used and not otherwise defined in this agreement shall have the meanings given to them in the Investor Rights Agreement.

2.	Amendments

Effective upon closing of the Arrangement in accordance with the Arrangement Agreement:

(a)	Section 2.2(a) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(a)      In respect of any Directors Election Meeting, as long as the Elliott Shareholders, as a group, own, control or direct, directly or indirectly:

(i)	at least 40% of the outstanding Common Shares, (on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 33% of the Nominees (rounded up to the next whole member);

(ii)	at least 30% of the outstanding Common Shares, but less than 40% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 30% of the Nominees (rounded up to the next whole member);

(iii)	at least 20% of the outstanding Common Shares, but less than 30% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 20% of the Nominees (rounded up to the next whole member); and

(iv)	at least 10% of the outstanding Common Shares, but less than 20% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 10% of the Nominees (rounded up to the next whole member).

For greater certainty, upon the first instance whereby the Elliott Shareholders, as a group, own, control or direct, directly or indirectly, less than 10% of the outstanding Common Shares (on a non-diluted basis), the Elliott Shareholders shall no longer be entitled to designate any Nominees.”

(b)	Section 3.1(c)(i) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(i)     in any particular calendar year after having complied with three Demand Registration requests in the aggregate from the Elliott Shareholders and/or their Permitted Transferees in such calendar year pursuant to this Section 3.1 or if within the preceding 90 days a Demand Registration or Piggyback Registration was effected.”

3.	Nominees of the Elliott Shareholders

Upon the amendments to the Investor Rights Agreement in Section 2 above becoming effective in accordance with the terms hereof and the increase of the Board to nine Directors, the Nominees of the Elliott Shareholders under the Investor Rights Agreement, as amended hereby, shall be Tim Baker, Mark Cicirelli and Peter O’Hagan.

4.	Further Assurances

The parties agree to execute and deliver such further and other documents and perform and cause to be performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Amending Agreement and every part hereof.

5.	Binding Effect

This Amending Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

6.	Governing Law

This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.	Execution

Delivery of an executed counterpart of this Amending Agreement by facsimile or other electronic means, including, without limitation, by facsimile transmission, by electronic delivery in portable document format (“.pdf”) or tagged image file format (“.tiff”) or by DocuSign, shall be equally effective as delivery of a manually executed counterpart thereof.

8.	Termination date

This Amending Agreement shall terminate automatically upon the termination of the Arrangement Agreement in accordance with its terms.

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IN WITNESS OF WHICH the parties hereto have caused this Amending Agreement to be duly executed as of the date first set forth above.

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Shaun Usmar
Name: Shaun Usmar
Title: Chief Executive Officer

TRIPLE FLAG CO-INVEST LUXEMBOURG INVESTMENT COMPANY S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 233.415

By:	/s/ Jeffrey Yurkovic
Name: Jeffrey Yurkovic
Title: Authorized Signatory

By:	/s/ Jérôme Devillet
Name: Jérôme Devillet
Title: Authorized Signatory

TRIPLE FLAG MINING AGGREGATOR S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 250.444

By:	/s/ Jeffrey Yurkovic
Name: Jeffrey Yurkovic
Title: Authorized Signatory

By:	/s/ Jérôme Devillet
Name: Jérôme Devillet
Title: Authorized Signatory